UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 001-37660

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

(Full Title of the Plan)

Avangrid, Inc.

157 Church Street

New Haven, CT 06506

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2015 and 2014

Plan Number: 006

Plan Sponsor EIN: 06-0383860

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2015 and 2014

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Avangrid Fiduciary Committee – Avangrid, Inc.

Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 13 through 14 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C

June 20, 2016

Shelton, Connecticut

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2015	2014
Assets
Investments, at fair value	$38,160,835	$40,316,233
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	219,370	307,198

Total investments	38,380,205	40,623,431

Receivables:
Notes receivable from participants	1,267,275	1,009,033
Employer’s contributions	28,402	26,067
Participants’ contributions	52,839	50,887

Total receivables	1,348,516	1,085,987

Net assets available for Plan benefits	$39,728,721	$41,709,418

See notes to financial statements.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2015
Additions
Investment income:
Interest and dividend income	$1,553,621
Net depreciation in fair value of investments	(1,715,411)

(161,790)

Net appreciation in fair value of the Plan’s interest in UIL Holdings Corporation Master Trust	36,274

Interest income on notes receivable from participants	46,821

Contributions:
Employer contributions	761,156
Employee contributions	1,444,047
Rollover contributions	46,780

2,251,983

Total additions	2,173,288

Deductions
Payment of benefits	4,151,222
Miscellaneous	2,763

Total deductions	4,153,985

Net decrease	(1,980,697)
Net assets available for Plan benefits:
Beginning of year	41,709,418

End of year	$39,728,721

See notes to financial statements.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

1.	Description of Plan:

The following brief description provides general information of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan), sponsored by the Connecticut Natural Gas Corporation (the Company), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation (UIL Holdings). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the Code). The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement.

On December 16, 2015, UIL Holdings merged with and into a wholly-owned subsidiary of Avangrid, Inc. (Avangrid) pursuant to the Agreement and Plan of Merger dated as of February 25, 2015. At the close of the transaction, each share of UIL common stock held in the UIL Holdings Stock Fund was converted into one share of Avangrid, Inc., plus $10.50. In response to the pending merger, on December 9, 2015, the UIL Holdings Stock Fund closed to new investments.

The Plan is currently administered by the Avangrid Fiduciary Committee and was previously, through December 16, 2015, administered by the Benefits Administration Committee of UIL Holdings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of Avangrid’s common stock and, through December 16, 2015, UIL Holdings’ common stock.

CNG Hartford Union employees are eligible to begin making contributions to the Plan in the first payroll period beginning on or after the first day of the month following their date of employment and upon attaining age 21. Employer matching contributions commence after the later of one year of service or 1,000 hours worked in a plan year and upon attaining age 21. CNG Greenwich Union employees are eligible to begin making contributions to the Plan in the first payroll period beginning on or after the first day of the month following their date of employment. CNG Greenwich Union employees hired after January 1, 2015, are entitled to begin receiving matching contributions as soon as they began making employee contributions.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-012 (ASU 2015-012) to reduce complexities in employee benefit plan accounting. ASU 2015-012 eliminates certain disclosures previously required by FASB Accounting Standards Codification 962, Defined Contribution Pension Plans. As applicable to the Plan, ASU 2015-012 no longer requires: i) the measurement of fully-benefit responsive investment contracts at fair value, ii) disclosures related to investments that represent five percent or more of net assets available for plan benefits and iii) net appreciation/depreciation for investments by general type and disaggregation of investments by nature, risk and characteristics.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

In May 2015, FASB also issued ASU No. 2015-07 (ASU 2015-07) to permit a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The requirement to make certain disclosures for these investments was also removed.

As permitted, the Plan has chosen to early adopt the provisions of ASU 2015-012 and ASU 2015-07 and has applied retrospectively the relevant guidance in the preparation of the financial statements for the years ended December 31, 2015 and 2014.

Contributions:

Participant: Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis and up to 10% or between 1% and 50% (depending on which union the participant belongs to) of eligible compensation on an after-tax basis as savings contributions to their accounts during each year, subject to limitations of the Code as defined.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $6,000 in 2015 and $5,500 in 2014. Catch-up contributions are not eligible for employer matching contributions.

Employer: The matching contribution for participants is dependent on age or years of continuous service as shown below:

Years of Continuous Service	Or	Age	Maximum Company Contribution
20 or more		45 or more	4.5% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

The matching for participants subject to the collective bargaining agreement between the Company and the employees in CIUW Local 12924 (Hartford Union) that were hired on or after December 1, 2009 are contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation. The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 (Greenwich Union) who have either attained 30 years of service or age 50 is up to 6% of eligible compensation. The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 that were hired on or after April 1, 2011 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Effective December 9, 2015, participants may no longer direct matching contributions to the UIL Holdings Stock Fund. Matching contributions may not be allocated to the Avangrid Stock Fund.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

Dividends paid on UIL Holdings’ common stock and Avangrid Common Stock:

Dividends paid on UIL Holdings’ common stock prior to the close of the merger that were not reinvested were recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received. Effective with the fourth quarter dividend, dividends are no longer able to be reinvested in the UIL Holdings Stock Fund or paid to participants in the form of a check. Dividends earned on funds held in the UIL Holdings Stock Fund in the fourth quarter of 2015 were allocated to participant accounts based on the allocation on file. Dividends earned on funds held in the Avangrid Stock Fund are allocated to participant accounts based on the allocation on file.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An ESOP account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions. During 2015 and 2014, there were no forfeitures used to reduce Company matching contributions. At December 31, 2015 and 2014, forfeited nonvested accounts were $4,208 and $1,380, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015) allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Vesting:

Participants are fully vested in the total value of all accounts, excluding Company matching contributions. Vesting in the Company’s contributions is based on years of continuous service. The Company contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
at least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months. Loan terms range from 1 to 5 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions. The loans outstanding at December 31, 2015 have maturity dates through October 20, 2028, and bear interest rates ranging from 4.25% to 9.25%.

Payment of benefits:

Upon termination of service, a participant will receive a lump sum equal to the value of the participant’s vested interest in the participant’s account. Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The Plan allows Hartford Union participants to withdraw a portion, or all of the vested contributions in their account at age 59  1⁄2.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of mutual funds, shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of the VRST are valued based on the redemption prices of units owned by the Plan, which is based on the current value of the funds’ underlying assets. At December 31, 2014, the UIL Holdings MT consisted of cash and UIL Holdings’ common stock, which was valued at the closing price on the New York Stock Exchange. As of December 31, 2015, the UIL Holdings MT consists of Avangrid’s common stock which is valued at the closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable. Delinquent participant loans are reclassified as distributions based on terms of the Plan document.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns. Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value. This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets. There were no Level 2 investments in the Plan as of December 31, 2015 and 2014.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable. There were no Level 3 investments in the Plan as of December 31, 2015 and 2014.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT - At December 31, 2014, the fair value of the UIL Holdings MT was based on quoted market prices of UIL Holdings’ common stock and cash not yet reinvested in UIL Holdings’ common stock. As of December 31, 2015 the fair value is based on quoted market prices of Avangrid’s common stock.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2015 and 2014.

	Fair Value Measurements Using:
	Quoted Prices
	in Active
	Markets for
	Identical Assets
	(Level 1)	NAV (a)	Total
December 31, 2015
Mutual Funds	$35,639,033	$—	$35,639,033
Common/Collective Trust	—	2,521,802	2,521,802
UIL Holdings Corporation Master Trust	219,370	—	219,370

Total	$35,858,403	$2,521,802	$38,380,205

December 31, 2014
Mutual Funds	$38,111,880	$—	$38,111,880
Common/Collective Trust	—	2,204,353	2,204,353
UIL Holdings Corporation Master Trust	307,198	—	307,198

Total	$38,419,078	$2,204,353	$40,623,431

(a)	Certain investments that were measured at Net Asset Value (NAV) per share have not been classified in the fair value hierarchy. The fair value amounts presented in this column are intended to permit reconciliation of the fair value hierarchy to the line item presented in the Statement of Net Assets Available for Plan Benefits.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

4.	Interest in the UIL Holdings MT:

The Plan’s investment in Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015) is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings. The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e. contributions, investment income, etc.). The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2015 and 2014, the net assets of the UIL Holdings MT totaled $47,723,388 and $55,695,889, respectively. The Plan’s interest in the net assets of the UIL Holdings MT totaled $219,370, or 0.5%, and $307,198, or 0.6% as of December 31, 2015 and 2014, respectively.

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2015:

2015
Additions
Investment income:
Interest and dividend income	$1,624,595
Net appreciation in fair value of investments	6,712,160

8,336,755

Contributions:
Employer contributions	3,327,234
Employee contributions	240
Rollover contributions	703,789

4,031,263

Total additions	12,368,018

Deductions
Payment of benefits	2,930,014
Participant loan withdrawals	734,396
Interfund transfers	16,674,628
Other	1,481

Total deductions	20,340,519

Net decrease	(7,972,501)
Net assets available for Plan benefits:
Beginning of year	55,695,889

End of year	$47,723,388

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

5.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value using the practical expedient. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained. As of December 31, 2015, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

6.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015). VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

7.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 26, 2013 that the Plan was qualified under the Code Section 401(a) and 401(k). The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A new determination letter has been requested by the Plan but has not yet been received.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2015 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2012.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

8.	Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

9.	Reconciliation of financial statements to Form 5500:

The following tables reconcile net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for Plan benefits per the financial statements	$39,728,721	$41,709,418
Adjustment from contract value to fair value	—	67,674

Net assets available for Plan benefits per the Form 5500	$39,728,721	$41,777,092

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2015
Net decrease in net assets available for Plan benefits per the financial statements	$(1,980,697)
Prior year adjustment from contract value to fair value	(67,674)

Net decrease in net assets available for Plan benefits per the Form 5500	$(2,048,371)

10.	Nonexempt transactions:

Timeliness of remittances:

The Company has made the necessary federal tax filings and expects to remit in 2016 the lost investment earnings related to late remittances for the 2012, 2013, and 2014 Plan years, which are not expected to be significant.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 006

Plan Sponsor: 06-0383860

As of December 31, 2015

Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

		Total that Constitute Nonexempt
Participant		Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Contributions
Transferred Late		Contributions	Contributions Corrected	Contributions Pending
to Plan		Not Corrected	Outside VFCP	Correction in VFCP
	2014
* $	38,277	$38,277	$—	$—	$—
	2013
* $	188,919	$188,919	$—	$—	$—
	2012
* $	132,663	$132,663	$—	$—	$—

*	Includes Late Participant Loan Repayments.

CONNECTICUT NATURAL GAS CORPORATION

UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 006

Plan Sponsor: 06-0383860

As of December 31, 2015

Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value
	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	$318,821	$297,169
	TRP New America Growth Fund	Registered Investment Company	885,093	859,019
	Templeton Foreign Fund Advisor Shares	Registered Investment Company	146,755	125,171
*	Vanguard Extended Market Index Fund Inst’l Shares	Registered Investment Company	339,410	350,945
*	Vanguard Institutional Index Fund	Registered Investment Company	1,199,537	1,264,693
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	96,238	96,992
*	Vanguard Prime Money Market Fund	Registered Investment Company	4,210	4,210
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	2,521,802	2,521,802
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,241,101	1,244,024
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,359,847	2,360,273
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	8,507,201	8,831,010
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	5,639,736	5,867,534
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	7,773,388	8,276,062
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,745,019	1,828,816
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	697,995	729,920
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	490,562	494,306
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	374,941	380,837
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	86,955	85,356
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	8,445	8,105
*	Vanguard Target Retirement Income	Registered Investment Company	1,106,395	1,124,985
*	Vanguard Total Bond Market Index Fund Inst’l Shares	Registered Investment Company	216,604	214,588
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	133,792	112,726
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	102,164	99,750
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	429,494	408,332
	William Blair Funds: Value Discovery Fund Class I Shares	Registered Investment Company	582,915	574,210
*	Avangrid Stock Fund	Company Stock Fund	169,800	219,370
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	1,267,275	1,267,275

Total investments and notes receivable from participants (held at end of year)			$38,445,495	$39,647,480

*	Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION UNION EMPLOYEE SAVINGS PLAN

Date: June 20, 2016	By	/s/ Richard J. Nicholas
Richard J. Nicholas
Chief Financial Officer
Avangrid, Inc.

Index to Exhibits

Exhibit No.	Description

23	Consent of Dworken, Hillman, LaMorte & Sterczala